EXHIBIT 20.C


IMMEDIATE RELEASE


Contact:         Kathryn Blackwell
                 (313) 322-1524 or 322-9545


FORD PURCHASES REMAINING HERTZ SHARES


          DEARBORN, Mich., April 14 -- Ford Motor Company has reached agreement to purchase the outstanding shares of the Hertz Corporation, giving Ford sole ownership of the world's largest car rental company.

          Ford has agreed to purchase the 26 percent share of Hertz owned by AB Volvo and an additional 20 percent from a Hertz management group.

          "Hertz and Ford have enjoyed a long-standing and mutually beneficial relationship for many years," said David McCammon, Ford vice president - finance and treasurer. "Hertz is an exceptionally well-managed and consistently profitable company with an outstanding reputation. It is the premier car rental company, and this move ensures excellent product exposure for Ford and Lincoln-Mercury vehicles."

          Hertz, based in Park Ridge, New Jersey, will continue to operate as an independent, wholly-owned subsidiary of Ford Motor
Company. In 1993, Hertz operated in 131 countries and had annual revenues of $2.9 billion.

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4/14/94